UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
Apco Oil and Gas International Inc.

(Name of Issuer)
Ordinary Shares, par value $.01 per share

(Title of Class of Securities)
037489101

(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	037489101	Page	2	of	12

1	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,301,592

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,301,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,301,592

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	69.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; CO

CUSIP No.	037489101	Page	3	of	12

1	NAMES OF REPORTING PERSONS Williams Global Energy (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,301,592

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,301,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,301,592

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	69.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Introduction
     This Amendment No. 14 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 1987 (as amended, the “Schedule 13D”) by The Williams Companies, Inc. (“Williams”) and certain other entities. This Schedule 13D relates to the ordinary shares, par value $0.01 per share (the “Shares”) of Apco Oil and Gas International Inc. (formerly known as Apco Argentina Inc.), a Cayman Islands company (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 2.	Identity and Background.
     The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:
     (a) This Schedule 13D is filed by (i) Williams, a Delaware corporation, and (ii) Williams Global Energy (Cayman) Limited, a Cayman Islands company (“Global Energy,” and, together with Williams, the “Reporting Persons”).
     Global Energy is an indirect wholly-owned subsidiary of Williams. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The principal address of Williams is One Williams Center, Tulsa, Oklahoma, 74172-0172. The principal address of Global Energy is Ugland House, South Church Street, George Town, Cayman Islands, KY1-1104.
     (c) The principal business of Williams is to find, produce, gather, process and transport natural gas. The principal business of Global Energy is to hold Shares of the Issuer and other entities.
     (d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams or Global Energy has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.
     The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:
     On February 16, 2011, Williams announced its intention to pursue a plan to separate Williams’ businesses into two stand-alone, publicly traded corporations. Williams currently plans to contribute the ownership of its natural gas exploration and production assets, including all Shares of the Issuer that are beneficially owned by Williams, to a new diversified exploration and production company (“New E&P”). Williams would then separate New E&P via an initial public offering of up to 20 percent of its interest in New E&P, followed by a tax-free spinoff to Williams shareholders of its remaining interest.
     The separation plan will be subject to customary regulatory approvals, the receipt of a tax opinion from counsel and/or Internal Revenue Service rulings, the execution of intercompany agreements, finalization of the capital structure of the two corporations, final approval of the Williams board and other customary matters. There can be no assurance as to the timing of the separation plan or that the transaction terms announced by Williams will result in any changes to Williams’ current structure or to the ownership of the Shares that are currently owned by Williams.

Item 5.	Interest in Securities of the Issuer.
     The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:
     (a) (1) Global Energy is the record owner of 20,301,592 Shares, which based on calculations made in accordance with Rule 13d-3, represents 69.0% of the outstanding Shares.
     (2) Williams, as indirect 100% owner of Global Energy, may, pursuant to Rule 13d-3, be deemed to beneficially own 20,301,592 Shares, which based on calculations made in accordance with Rule 13d-3, represents 69.0% of the outstanding Shares.
     (3) See Schedule 1 for the aggregate number and percentage of Shares beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Shares during the past 60 days.
     (d) The Reporting Persons and certain wholly owned subsidiaries of Williams have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following at the end thereof:
     As of February 17, 2011, the Reporting Persons have entered into a Joint Filing Statement, attached as Exhibit 14 hereto.

Item 7.	Materials to Be Filed as Exhibits.
     The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:
     Exhibit 14 Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 18, 2011

The Williams Companies, Inc.
By:	/s/ Ralph A. Hill
	Name:	Ralph A. Hill
	Title:	Senior Vice President — Exploration and Production

Williams Global Energy (Cayman) Limited
By:	/s/ Ralph A. Hill
	Name:	Ralph A. Hill
	Title:	Senior Vice President

Schedule 1
Executive Officers of The Williams Companies, Inc.
Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 0
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President and General Counsel
Citizenship: USA
Amount Beneficially Owned: 0
Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 0
Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 4 (less than 1%)
Robyn L. Ewing
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President and Chief Administrative Officer
Citizenship: USA
Amount Beneficially Owned: 0
Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President, Corporate Controller and Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 0

9 of 12
Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 0
Board of Directors of The Williams Companies, Inc.
Alan Armstrong
(see above)
Irl Engelhardt
c/o Patriot Coal Corporation
12312 Olive Boulevard
St. Louis, Missouri 63141
Principal Occupation: Chairman of Patriot Coal Corporation
Citizenship: USA
Amount Beneficially Owned: 0
Kathleen B. Cooper
c/o Southern Methodist University
213 Carr Collins Hall
3330 University Boulevard
Dallas, TX 75275-0117
Principal Occupation: Senior Fellow, Southern Methodist University
Citizenship: USA
Amount Beneficially Owned: 0
William R. Granberry
Compass Operating, LLC (“Compass”)
400 W. Illinois, Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass, a company that explores for, develops and produces oil and gas in the
Permian Basin of West Texas and southeast New Mexico
Citizenship: USA
Amount Beneficially Owned: 0
William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is
480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 0
Juanita H. Hinshaw
c/o The Williams Companies, Inc.
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

W.R. Howell
c/o The Williams Companies, Inc.
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Joseph R. Cleveland
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
George A. Lorch
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
William G. Lowrie
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Frank T. MacInnis
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the Board of Williams, EMCOR Group, Inc. and ComNet Communications, LLC.
Citizenship: USA
Amount Beneficially Owned: 0
Janice D. Stoney
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Laura A. Sugg
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Williams Global Energy (Cayman) Limited
Alan S. Armstrong, Senior Vice President
(see above)
Ralph A. Hill, Senior Vice President
(see above)
Board of Directors of Williams Global Energy (Cayman) Limited
Alan S. Armstrong
(see above)
Ralph A. Hill
(see above)
Timothy A. Penton
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President — Midstream, Williams
Citizenship: USA
Amount Beneficially Owned: 0
Rodney J. Sailor
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President and Treasurer, Williams
Citizenship: USA
Amount Beneficially Owned: 4 (less than 1%)